Exhibit 99.1

HPH Announces Results of its Extraordinary General Meeting and Separate Class Meeting

GUANGZHOU, China, Oct. 31, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced the results of its extraordinary general meeting of shareholders and separate class meeting of the holders of ordinary shares of the Company (the “Combined Meeting”) held in Guangzhou on October 31, 2024.

At the Combined Meeting, the shareholders passed the following resolutions to:

(i) change the authorized share capital of the Company FROM US$2,000,000 divided into 2,000,000,000 shares consisting of (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”); and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each (the “Preference Shares”) TO US$5,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”). All of the previously issued and outstanding Ordinary Shares will be re-designated as Class A Ordinary Shares. Each Class A Ordinary Share shall have one vote per Class A Ordinary Share while each Class B Ordinary Share shall have 100 votes per Class B Ordinary Share, among other rights, preferences, privileges and restrictions as set out in the AR M&A (as defined below).

(ii) replace the existing third amended and restated memorandum and articles of association of the Company in their entirety with a new fourth amended and restated memorandum and articles of association of the Company (the “AR M&A”) to reflect, among others, the aforementioned changes; and

(iii) authorize any director of the Company (the “Director”) to take any and all action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

About HPH

Founded in 2010 and formerly known as Puyi Inc., we have evolved with a vision to become a leading provider of artificial intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as asset allocation, education and study tours, healthcare and elderly care, and family governance.

We currently hold controlling interests in two leading financial service providers in China. The first is Fanhua Inc., a technology-driven independent financial service platform traded on the Nasdaq. The second is Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.